FREEGOLD VENTURES LIMITED

TSX: ITF, OTC BB: FGOVF,  Frankfurt: FR4

For Immediate Release

Freegold Discovers Extension of the Cleary Hill Mine Shear at Golden Summit

Visible gold encountered at numerous locations along a newly discovered 1,000-foot extension of the Cleary Hill Mine

A new, previously untested intersection of two gold producing shear zones encounters 200 feet of pervasive veining and alteration

Vancouver, BC, June 28, 2006.  Freegold Ventures Limited (“Freegold”) announces the discovery of new areas of veining and shearing to the south and along strike of the Cleary Hill Mine, situated at the Golden Summit project outside Fairbanks, Alaska.   The Cleary Hill Mine was the largest underground mine in the historic Fairbanks camp, producing 280,000 ounces of gold at an average grade of 1.3 oz/ton.

Trenching commenced at the old Beistline shaft, located 1,300 feet southeast of the Cleary Hill Mine. Chip channel samples by prior operators along the Beistline shaft walls graded 0.61 oz/ton over the 109 feet of the shaft, with the top 46 feet grading 1.25 oz/ton (note, these are non 43-101 compliant results which are presented here as historical information and should not be relied upon).  Trenching followed a shear zone that hosts the gold mineralization at the Beistline shaft and continued in a northwesterly direction towards the Cleary Hill Mine in an attempt to confirm whether the shear was the Cleary Hill extension.  The shear was uncovered over a total strike length of 1,000 feet through a combination of trenching along strike and in cross trenches with the final cross trench ending on strike and within 300 feet of the Banker’s Stope, the highest grade and most productive ore shoot within the Cleary Hill Mine.

The width of the shear zone continued to expand as the trenches moved northwest from 12 feet near the Beistline shaft to more than 25 feet halfway between the Beistline shaft and the Cleary Hill Mine. The 25 foot width of the shear exposed by a cross trench matches extremely well with results from Freegold’s prior drill hole CHM96-01 which intercepted 0.16 oz/ton over 25 feet at a depth of 25 feet from surface halfway along the newly exposed shear zone.

An additional 900 feet of trenching was conducted approximately 1,000 feet south of the Cleary Hill Mine, where numerous high-grade veins were discovered at surface in last October’s trenching program.  The 2005 channel sample assays across these veins include 5 feet of 1.0 oz/ton (with a grab sample of 1.9 oz/ton) and 5 feet of 0.83 oz/ton (with a grab sample of 4.1 oz/ton).  Half of the current trenching in this area was along strike of the veins with the remaining half delineating veins in cross trenching at variable intervals.  A new parallel shear zone, 50 feet south of the Wackwitz vein (which has been traced over 730 feet in prior trenching, and which contained coarse stringers of gold which have assayed 12.0 oz/ton) was also discovered.  This parallel shear zone was exposed over 200 feet of strike trenching and ranged in width from 8 to 15 feet.

This swarm of roughly parallel veins south of Cleary Hill trends North 70 degrees East (N 70o E) and appears headed toward a convergence with the North 80 degrees West  (N 80o W) trending Cleary Hill–Beistline shear zone.  Two of the eastern most cross trenches on the Cleary Hill-Beistline structure were extended 300 feet and 490 feet to the south to test for a possible intersection of these two main structural features.  A 200-foot wide zone containing extensive quartz veining accompanied by strong alteration was intersected in the most easterly 490-foot long cross trench.  In the rest of the trenches and cross trenches, numerous shears and veins were seen splitting off the main Cleary Hill–Beistline structure in the direction of the vein swarm to the south. Small flakes of visible gold were encountered in samples at numerous locations along the 1,000-foot strike length of the Cleary Hill-Beistline structure, within the veining south of Cleary Hill, and within the intersection area itself.

Samples from the trenching program are being shipped to ALS Chemex in Vancouver for assaying, and results from this program are expected to be received by the end of July.  Following receipt of the analyses, Freegold will proceed with the next phase of work, which may include supplemental trenching or the initiation of a bulk-sampling program to more completely test the continuity and grade of the gold mineralization.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo, VP Exploration, Freegold Ventures Limited.

New German Stock Exchange Listings

Over the past few months, a number of market makers have made application to quote the shares of Freegold on German stock exchanges.  Freegold is now being quoted in Euros and traded on the Frankfurt, Berlin, Munich and Stuttgart exchanges under the symbol FR4.  Average total daily volume through these new exchanges over the past few months has been in excess of 150,000 shares per day.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration company that is actively exploring advanced stage gold projects in Idaho (Almaden), Alaska (Golden Summit) and the Yukon Territory (Grew Creek).  Freegold has recently enhanced its management team with a new President and VP Exploration that have an excellent track record in generating shareholder value through the creation and operation of numerous North American gold producers.  In addition to the further delineation of high-grade surface mineralization at Golden Summit, the company is focused on expanding its Almaden project, which was previously advanced through to the completion of a feasibility study in 1997.  Following a series of positive re-assessment steps over the past few months, Freegold is commencing a major drilling program aimed at further expanding the project resources before initiating a new Scoping Study for the project.

On behalf of the Board of Directors

For further information:

Investor Relations:

“Steve Manz”

1.800.667.1870

www.freegoldventures.com

Steve Manz

President and C.E.O.

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission